No Act
P.E. 2-23-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[WASHING]TON, D.C. 20549



07050033

February 23, 2007

Act Exchange Act of 1934
Section
Rule 13e-4(d)(1) + 13e-4(e)(3)
Public
Availability February 23, 2007

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

Re: Weyerhaeuser Company – Exchange Offer

Dear Mr. Hall:

We are responding to your letter dated February 23, 2007 addressed to Brian V. Breheny and Pamela Carmody, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if Weyerhaeuser conducts the Exchange Offer in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- Weyerhaeuser will be disclosing a specified dollar value of Spinco common stock that tendering Weyerhaeuser security holders will receive in exchange for a fixed dollar value of tendered Weyerhaeuser common stock;
- The formula for determining the number of shares of Spinco common stock to be received in exchange for shares of Weyerhaeuser common stock will be disclosed in the tender offer materials disseminated to security holders, and the formula will remain fixed throughout the duration of the offer and, if there is a change in the formula, the offer will be extended;
- The Exchange Offer will be extended for two business days if security holders are to receive a dollar value of Spinco common stock other than the specified dollar value disclosed in the tender offer materials because security holders will receive the maximum number of shares of Spinco common stock to be received per share of Weyerhaeuser common stock rather than the number of shares determined in accordance with the formula described in the tender offer materials;

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- Weyerhaeuser will publish on a website maintained for the exchange offer the daily indicative calculated per share values and exchange ratios and will provide a toll-free number that Weyerhaeuser security holders can use to obtain exchange offer pricing related information;
- Weyerhaeuser will publish the final exchange ratio on the Exchange Offer website and in a press release no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer and Weyerhaeuser will file an amendment to its Schedule TO on the same date setting forth the same information;
- Weyerhaeuser will make available a notice of withdrawal in its printed materials and on the exchange offer website and will disclose the procedures for withdrawal, including the times and methods by which tenders and withdrawals must be made;
- Weyerhaeuser common stock and Domtar common stock are listed on the New York Stock Exchange and Spinco common stock will be listed on the New York Stock Exchange upon consummation of the Exchange Offer; and
- Weyerhaeuser's view that the trading prices of the Domtar common stock are an appropriate proxy for the anticipated trading prices of the Spinco common stock.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated February 23, 2007, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Exchange Offer. You should discontinue the Exchange Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rest with the participants in the exchange offer. The Division of Corporation Finance expresses no view with respect to any other questions that the exchange offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the exchange offer.

Sincerely,

For the Division of Corporation Finance,



Pamela Carmody
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1293

February 23, 2007

Ladies and Gentlemen:

We are writing on behalf of our client, Weyerhaeuser Company ("Weyerhaeuser"), a Washington corporation, in connection with an exchange offer that Weyerhaeuser commenced on February 2, 2007. Weyerhaeuser and Domtar, Inc., a Canadian corporation ("Domtar"), have entered into a Transaction Agreement (the "Transaction Agreement") to implement a combination (the "Transaction") of the fine paper business (the "Subject Business") of Weyerhaeuser with Domtar. As part of the implementation of the Transaction, Weyerhaeuser has commenced an Exchange Offer (as defined below), and has adopted a pricing mechanism similar to the one used by McDonald's Corporation ("McDonald's") in its exchange offer (the "McDonald's-Chipotle Exchange Offer") with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc. ("Chipotle") (such pricing mechanism, the "McDonald's Pricing Mechanism").

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to Weyerhaeuser's use of the pricing mechanism described below (the "Pricing Mechanism").

I. BACKGROUND

A. Parties to the Transaction

1. Weyerhaeuser

Weyerhaeuser is a publicly held company organized under the laws of Washington. Weyerhaeuser is principally engaged in the growing and harvesting of timber, the manufacture, distribution and sale of forest products, and real estate development and construction. Its business segments are timberlands (which includes logs, chips and timber), wood products (which includes softwood lumber, plywood, veneer, oriented strand board, hardwood lumber, engineered lumber, raw materials and building materials distribution), cellulose fiber and white papers (which includes pulp, paper and liquid packaging board), containerboard, packaging and recycling, real estate and related assets and corporate and other. Weyerhaeuser generated revenues of $22.6 billion during 2005 and $16.2 billion during the thirty-nine weeks ended September 24, 2006.

Weyerhaeuser is a well-known seasoned issuer, subject to the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, it files with the Securities and Exchange Commission (the "Commission") periodic reports, proxy statements and other information relating to Weyerhaeuser's business, financial results and other matters.

Weyerhaeuser has outstanding common shares (the "Weyerhaeuser Common"), which are listed on the New York Stock Exchange (the "NYSE"). In addition, a wholly-owned Canadian subsidiary of Weyerhaeuser has outstanding preferred shares exchangeable for Weyerhaeuser Common (the "Weyerhaeuser Exchangeables" and together with the Weyerhaeuser Common, the "Weyerhaeuser Shares") listed on the Toronto Stock Exchange (the "TSX").

2. Domtar Corporation

Domtar Corporation is a wholly owned subsidiary of Weyerhaeuser, which was incorporated in August 2006 as a Delaware corporation ("Spinco"). Spinco was formed for the purpose of acquiring the Subject Business and consummating the Arrangement (as defined below) with Domtar.

3. Domtar

Domtar is a public company formed under the laws of Canada. Based on production capacity, Domtar is the third largest integrated manufacturer of uncoated free sheet in North America and the fourth largest in the world, with four pulp and paper mills in Canada (one of which is currently not in operation) and five in the United States. Domtar's paper business is its most important segment and represented 55% of Domtar's consolidated sales in 2005. In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers.

For the fiscal year ended December 31, 2005, Domtar had consolidated sales of CDN$5.0 billion.

Domtar is a foreign private issuer under the Exchange Act and files with the Commission, among other reports and notices, an annual report on Form 40-F and furnishes periodic reports on Form 6-K. The common shares of Domtar ("Domtar Shares") are listed on the TSX as well as on the NYSE.

B. The Steps of the Transaction and the Spinco Contribution Formula

The terms of the Transaction are described in the Prospectus--Offer to Exchange (the "Prospectus--Offer to Exchange") included in (i) Spinco's Registration Statement on Form S-4 and S-1 (No. 333- 140411) filed on February 2, 2007, as amended by Amendment No. 1 to the Registration Statement on Forms S-4 and S-1 filed on February 12, 2007 and Amendment No. 2 to the Registration Statement on Forms S-4 and S-1 filed with the SEC on February 12, 2007 and (ii) the Schedule TO filed by Weyerhaeuser, on February 2, 2007, and amended thereafter (as so amended, the "Schedule TO"). Set forth below is a description of the key components of the Transaction.

1. The Steps of the Transaction

a. The Contribution of the Subject Business

To implement the Transaction, Weyerhaeuser has incorporated Spinco and a Delaware limited liability company ("Newco"). Shortly prior to the Distribution described below, Weyerhaeuser will transfer to Newco the Subject Business, in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser's liabilities related to the Subject Business. Weyerhaeuser will then transfer all the capital stock of Newco to Spinco (the "Spinco Contribution") in exchange for (x) $1.35 billion in cash, and (y) a number of shares of Spinco Common Stock determined in accordance with a formula outlined in paragraph I.B.2 below (the "Spinco Contribution Formula"). As a result of these transactions, the Subject Business will be owned by Newco, which will be wholly owned by Spinco, which will in turn be wholly owned by Weyerhaeuser.

b. The Distribution

Immediately prior to the consummation of the Arrangement (as defined below), Weyerhaeuser will effect the distribution of all its shares of Spinco Common Stock to the Weyerhaeuser Shareholders (the "Distribution"), in the form of an offer to exchange all of the shares of Spinco Common Stock held by Weyerhaeuser for Weyerhaeuser Shares, as described below (the "Exchange Offer"). The offer period commenced on February 2, 2007 and will expire on March 2, 2007 (unless extended by Weyerhaeuser).

c. The Arrangement

Domtar and Spinco will enter into a plan of arrangement under Canadian law pursuant to which each issued and outstanding Domtar Share will be converted into one share of Spinco Common Stock (or, at the option of certain of Domtar's shareholders, preferred shares of a Canadian subsidiary of Spinco that are exchangeable for Spinco Common Stock) and Domtar will become a wholly owned subsidiary of

Spinco (the "Arrangement"). The Arrangement will be implemented immediately following the Distribution.

2. The Spinco Contribution Formula

Immediately following the consummation of the Arrangement, Weyerhaeuser Shareholders will own approximately 55% of the shares of Spinco Common Stock and former Domtar shareholders will own 45% of such shares. This result is due to the application of the Spinco Contribution Formula.

More specifically:

(i) the Spinco Contribution Formula sets the number of shares of Spinco Common Stock to be issued to Weyerhaeuser in the Spinco Contribution and thus the number of shares of Spinco Common Stock to be distributed to the Weyerhaeuser Shareholders in the Distribution. Such number of shares of Spinco Common Stock is equal to: (x) the product of (aa) the number of Domtar Shares outstanding on a fully diluted basis on the "Measurement Date" (which will be February 16, 2007, unless the Exchange Offer is significantly extended), and (bb) 11/9, minus (y) the sum of (aa) the shares of Spinco Common Stock issuable upon equity awards in favor of Spinco employees who are former Weyerhaeuser employees and who elect to roll-over their Weyerhaeuser equity awards into Spinco equity awards, and (bb) the number of shares of Spinco Common Stock outstanding prior to the Spinco Contribution; and

(ii) under the Arrangement, the former Domtar shareholders will receive one share of Spinco Common Stock for each Domtar Share.

In light of the above, the ratio between the Spinco Common Stock that Weyerhaeuser Shareholders (on a fully diluted basis) will receive and the Spinco Common Stock that former Domtar shareholders (on a fully diluted basis) will receive corresponds to 11/9, thus corresponding to the 55%/45% ratio described above.

II. THE EXCHANGE OFFER

Weyerhaeuser has adopted the Pricing Mechanism described below for the Exchange Offer. The terms of the Exchange Offer are more fully described in the Prospectus--Offer to Exchange and the Schedule TO. Participation in the Exchange Offer is voluntary, and Weyerhaeuser has not and will not make any recommendation about whether anyone should participate. Directors and officers of Weyerhaeuser may participate, but the terms of the offer do not provide them with any advantage relative to other Weyerhaeuser Shareholders.

As in the McDonald's-Chipotle Exchange Offer, the Exchange Offer does not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of $1.11 worth of Spinco Common Stock for each $1.00 worth of Weyerhaeuser Shares tendered pursuant to the Exchange Offer (subject to the limit on the exchange ratio described below). This value relationship reflects a 10% discount to the estimated value of Spinco Common Stock in order to encourage participation in the Exchange Offer. In the McDonald's-Chipotle Exchange Offer, the value for the McDonald's shares and the Chipotle shares was determined based upon volume weighted average pricing for the last two days of the McDonald's-Chipotle Exchange Offer. The trading data to be used to set the value of the Weyerhaeuser Shares will be the trading data for the Weyerhaeuser Common on the NYSE. The trading data to be used to set the value of the Spinco Common Stock will be the trading data for the Domtar Shares on the NYSE. Specifically, the calculated per-share values of Weyerhaeuser Common and Domtar Shares will be determined by reference to the simple arithmetic average of the daily volume-weighted average price (or daily VWAP) of each stock on each of the last three trading days of the Exchange Offer, unless the Exchange Offer is subject to a Mandatory Extension (described below), in which case the three trading days on which the per-share values will be determined will not include the two trading days of the Mandatory Extension or any days during a voluntary extension of the Exchange Offer that follows any Mandatory Extension.[1] The daily VWAP for Weyerhaeuser Common or Domtar Shares will be the volume-weighted average price per share of the applicable stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then-official open of trading) and ending at 4:00 p.m., New York City time (or the then-official close of trading), with such data only taking into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day. The daily VWAP for each stock will be provided to Weyerhaeuser by Bloomberg, and Weyerhaeuser will calculate, for each stock, the simple arithmetic average of the VWAP of each of the last three trading days. Weyerhaeuser believes that a three-day VWAP-based pricing period offers shareholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time.

The maximum number of shares of Spinco Common Stock receivable for tendered Weyerhaeuser Common is subject to a limit expressed as a fixed ratio that was established using the closing price for Weyerhaeuser Common on February 1, 2007 (the last trading day prior to the commencement of the Exchange Offer), and a 17% discount to the closing price for Domtar Shares on that date. This limit is intended to protect non-tendering holders against an unusual or unexpected drop in the trading price of Domtar Shares, relative to the trading price of Weyerhaeuser Common, and the prospective loss of value to them (as continuing Weyerhaeuser investors) if the Spinco Common Stock were exchanged at an unduly high exchange ratio. If the limit is in effect at the close of trading on the originally contemplated expiration date, the final exchange ratio will be fixed at the limit and the Exchange Offer will be extended (a "Mandatory Extension") until 12:00 midnight of the second following trading day to permit Weyerhaeuser Shareholders to tender or withdraw their Weyerhaeuser Shares during those days. No

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[1] The last three trading days of the originally contemplated Exchange Offer period are February 28, 2007, March 1, 2007 and March 2, 2007. Although these dates could change if the exchange offer is extended, they will not change for purposes of calculating the per share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit.

later than 4:30 p.m. on the originally contemplated expiration date, Weyerhaeuser will issue a press release to announce whether the limit is in effect and, if so, the extension of the Exchange Offer period and will also place this announcement on the website described below. Weyerhaeuser determined not to include any minimum exchange ratio because, were such a limit to be triggered, it would provide tendering shareholders with a windfall return in excess of $1.11 of Spinco Common Stock for each $1.00 of Weyerhaeuser Common tendered and accepted.

If, upon the expiration of the Exchange Offer, Weyerhaeuser shareholders have validly tendered more Weyerhaeuser Common and Weyerhaeuser Exchangeables than Weyerhaeuser is able to accept for exchange, Weyerhaeuser will accept for exchange the Weyerhaeuser Common and Weyerhaeuser Exchangeables validly tendered and not withdrawn by each tendering shareholder on a pro rata basis (other than with respect to odd-lot tenders). Weyerhaeuser will first calculate a "Proration Factor", which will equal the (i) total number of Weyerhaeuser Common and Weyerhaeuser Exchangeables that Weyerhaeuser is able to accept (taking into account the final exchange ratio and the total number of shares of Spinco common stock owned by Weyerhaeuser) divided by (ii) the total number of Weyerhaeuser Common and Weyerhaeuser Exchangeables validly tendered and not withdrawn (in all cases after adjustment for odd-lot tenders that are not subject to proration, described below). The Proration Factor will then be applied to each Weyerhaeuser shareholder with respect to the total number of shares of Weyerhaeuser Common and Weyerhaeuser Exchangeables validly tendered by such Weyerhaeuser shareholder pursuant to the Exchange Offer and not withdrawn (except for holders of less than 100 Weyerhaeuser Common or 100 Weyerhaeuser Exchangeables who validly tender all of their shares of the class in which they hold less than 100 shares and elect not to be subject to proration with respect to that class). If a Weyerhaeuser shareholder tenders both Weyerhaeuser Common and Weyerhaeuser Exchangeables, the Proration Factor will be applied to both the Weyerhaeuser Common and the Weyerhaeuser Exchangeables separately, such that Weyerhaeuser will accept for exchange an equal proportion of the Weyerhaeuser Common and the Weyerhaeuser Exchangeables validly tendered and not withdrawn. The final proration will be adjusted as necessary to ensure the exchange of all shares of Spinco common stock owned by Weyerhaeuser. In the Exchange Offer, Weyerhaeuser is treating the Weyerhaeuser Common and Weyerhaeuser Exchangeables as a single class, including for purposes of proration (other than for odd-lot tenders, described above).

The trading prices for the Domtar Shares are, in Weyerhaeuser's view, an appropriate proxy for the anticipated trading prices for the Spinco Common Stock, as the Spinco shares to be issued to Weyerhaeuser (and distributed to the Weyerhaeuser shareholders) and the Domtar shareholders will be calculated on the basis of the number of issued and outstanding Domtar Shares and set at a 1:1 ratio, such that investors should view one share of Spinco Common Stock as economically equivalent to one Domtar Share. Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as Weyerhaeuser's financial advisor in connection with the Transaction, has also advised Weyerhaeuser that it is reasonable to use the public trading prices for the Domtar Shares as an appropriate proxy for how the securities markets are valuing the Spinco Common

Stock, taking into account the Exchange Offer and the Arrangement. In addition, the financial community is already factoring in the pro forma effects of the Transaction in forecasts and target prices for Domtar.

The foregoing pricing terms are disclosed in the Prospectus--Offer to Exchange and will be constant throughout the Exchange Offer. Any change in pricing terms (including in the limit described above) will be made no later than 10 business days before offer expiration and would be published by Weyerhaeuser on the website described below and in a press release and that press release would also be included in an amendment to Weyerhaeuser's Schedule TO.

To make pricing information available to the general public during the Exchange Offer, Weyerhaeuser is maintaining a website (www.weyerhaeuserdomtarexchange.com) and publishing pricing-related information as follows:[2]

- On February 2, 2007, and each day thereafter prior to the final three-day calculation period, indicative calculated per-share values and exchange ratios have been or will be made available on the website no later than 4:30 p.m., New York City time, in each case calculated as though that day were the expiration date. In other words, assuming that a given day is a trading day, the indicative calculated per-share value and exchange ratio that will be made available that afternoon will be the simple arithmetic average of the daily VWAP for that day and the immediately preceding two trading days.
- During the last three trading days of the Exchange Offer, the indicative exchange ratios will be based on indicative calculated per-share values using cumulative actual trading data. Thus, on the second trading day prior to the originally contemplated expiration of the exchange offer (the first day of the calculation period), the actual daily volume-weighted average prices during the elapsed portion of that first day of calculation will be used in the calculations; on the next-to-last trading day (the second day of the calculation period), the calculations will use the simple arithmetic average of the daily VWAP for the first day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that second day of calculation and, on the final trading day, the calculations will use the simple arithmetic average of the daily VWAP for the first day of calculation, the daily VWAP for the second day of calculation and the actual daily volume-weighted average prices during the elapsed portion of that final trading day. During the three-day calculation period, indicative calculated

[2] Weyerhaeuser will file with the Commission under Rule 425 of the Securities Act of 1933 information derived from screen shots of the website each time that information changes.

per-share values and exchange ratios will be updated on the website every three hours starting at 10.30 AM, New York City Time.[3]

- The information agent for the Exchange Offer will also be able to provide the above data via a toll-free telephone number disclosed in the Prospectus—Offer to Exchange on each day of the Exchange Offer period.
- The final exchange ratio (including an announcement about the extension of the Exchange Offer period, if the limit on the exchange ratio described above is in effect) will be published by Weyerhaeuser on the website and in a press release no later than 4:30 p.m., New York City time, on the expiration date, and that information and the press release will also be included in an amendment to Weyerhaeuser's Schedule TO.

Withdrawal rights are available throughout the Exchange Offer. Since the offer will terminate at midnight (New York City time) on the expiration date, holders of Weyerhaeuser Shares will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- The Depository Trust Company remains open until 5:00 p.m., enabling holders of Weyerhaeuser Shares to withdraw or tender their shares in that system for at least half an hour.
- Holders of Weyerhaeuser Shares will be able to fax (through their brokers or similar institutions if they do not hold their shares directly) notices of withdrawal to the exchange agent, which will reflect all of those withdrawals either on its system or on DTC's system when DTC's system reopens the following morning.
- Weyerhaeuser has made available a notice of withdrawal to holders of Weyerhaeuser Shares both in printed materials and via the Exchange Offer website, and the procedures for withdrawal are explained in the Prospectus—Offer to Exchange, including the times and methods by which tenders and withdrawals must be made.

Even without these procedures, holders of Weyerhaeuser Shares will at all times from the start of the Exchange Offer know the value offered for each share of Weyerhaeuser Common. They will also have free and ready access to information during the three-day pricing period that should enable them to make informed decisions about their participation in the Exchange Offer. Moreover, if the final exchange ratio is subject to the limit on the exchange ratio described above, investors will have two additional trading days during which to tender or withdraw their shares of Weyerhaeuser Common.

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[3] While the VWAP information, indicative calculated per-share values and exchange ratios will be updated every at 10.30 AM, 1.30 PM and 4.30 PM, each New York City Time, during the three-day calculation period, the information provided on the website will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data.

III. DISCUSSION

We respectfully request on behalf of Weyerhaeuser that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act if Weyerhaeuser conducts the Exchange Offer as described above. We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of Spinco Common Stock receivable per share of Weyerhaeuser Common tendered. This approach is based on the McDonald's Pricing Mechanism, which builds on other traditionally available pricing structures, including formula-based and "Dutch auction" structures previously approved by the Staff, and provides investors with advantages not available in those offers.

A. Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than would an offer using the traditional pricing method of a fixed exchange ratio. In fixed ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception. Sophisticated investors may seek to lock in this discount at the offer's start through a variety of trading strategies (including a "long-short" arbitrage strategy[4])

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[4] For example, if Weyerhaeuser had made a fixed-ratio offer, an investor could buy Weyerhaeuser Shares and sell short the number of shares of Domtar Shares (i.e., the number of shares of Spinco Common Stock) it expected to receive by tendering Weyerhaeuser Shares in the Exchange Offer. The investor could thus seek to lock in an immediate gain equal to the excess of the value of the Domtar Shares it sells short over the value of Weyerhaeuser Shares it purchases. The investor's return is independent of future changes in the value of either Weyerhaeuser Shares or Spinco Common Stock because the investor does not have a position in either stock on a net basis.

Prior to the setting of the exchange ratio over the last three days of the originally contemplated offer period, the strategy described above would not be directly applicable to the Pricing Mechanism unless the limit on the exchange ratio were triggered. For example, an investor treating the Exchange Offer from the outset like a fixed-ratio offer on the basis of the maximum number of shares of Spinco Common Stock received per share of Weyerhaeuser Shares tendered and accepted could incur significant risk. To trigger the limit, the investor could attempt to sell short Domtar Shares in sufficient volume to drive it to, and maintain it at, an artificially depressed level. Were this strategy successful, the short sales would be profitable. For example, assume the prices of Weyerhaeuser Common and Domtar Shares at inception of the Exchange Offer are $35 and $50 per share, respectively, such that the "capped" exchange ratio using a 17% discount is 0.0843 shares of Domtar Shares per share of Weyerhaeuser Common. The trader would simultaneously (i) short 843 shares of Domtar Shares; and (ii) buy 1,000 shares of Weyerhaeuser Common repeatedly until the price of Domtar Shares declines to $40 per share at which point the offer would be "break-even" on a pre-tax basis (*i.e.*, $40 x 0.843 = $35 = price of Weyerhaeuser Common). Among the that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer's inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer's end, which may not reflect the discount originally provided.

B. Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the Staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period (typically 10 trading days).[5] In *Lazard Freres & Co.*, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The Staff has extended the relief granted in *Lazard* to other circumstances involving formula-based pricing, but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the Staff permitted AB Volvo to set the redemption price for Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.[6] Similarly, the Staff permitted TXU Corporation to offer to purchase certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume weighted average trading price of TXU's stock for the 10-day period then ended.[7]

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issues raised by such a strategy, however, is whether the investor could in fact maintain the depressed Domtar Shares share price over the offer period. For example, were the price of Domtar Shares to rise, the exchange ratio would fall and the trader would become net-short Domtar Shares and in general incur increasing losses as the price of Domtar Shares continues to rise. Weyerhaeuser believes that it is unlikely that an investor could maintain a substantially depressed stock price over the offer period because purchases by "natural" buyers of Domtar Shares would disrupt the strategy of keeping the price artificially depressed (or at least make it more risky). Additionally, the ability of this strategy to succeed relies on the assumption of sufficient stock loan availability in Domtar Shares. The facts surrounding the Exchange Offer – notably the size of the Exchange Offer relative to the aggregate value of Domtar Shares currently traded, along with the limited availability of Domtar Shares for purposes of stock loan – substantially weaken this assumption.

[5] *Lazard Freres & Co.* (avail. Aug. 11, 1995). *See also BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005); *TXU Corporation* (avail. Sept. 13, 2004); *Epicor Software Corp.* (avail. May 13, 2004); *AB Volvo* (avail. May 16, 1997).

[6] *AB Volvo* (avail. May 16, 1997).

[7] *TXU Corporation* (avail. Sept. 13, 2004). *See also, e.g., Epicor Software Corp.* (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer); *BBVA Privanza International (Gibraltar) Limited* (avail. Dec.

While "day 18" formula-based exchange ratios provide benefits relative to traditional fixed-ratio offers, the values of both what is sought and what is offered still fluctuate without limit during the last two days of the offer period. During that period, sophisticated investors may take steps, as they would in a traditional fixed-ratio offer, to lock in the value embedded in the exchange ratio, whereas less sophisticated retail investors may lack the know-how or means to do the same. The ability of sophisticated investors, such as market professionals, to extract value during that period has over the years increased in line with the sophistication of trading infrastructure that allows for rapid, program trade execution.

We understand that providing for a two-day window between pricing and offer expiration reflects an effort to balance potentially conflicting considerations: on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration. In the last 10 years, however, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors. We note in particular the following:

- Investor trading behavior is now driven largely by free, widely available online quotation sources, readily available online brokerage account execution services (including for small "discount" customers) and free, online "real-time" financial news.

- Demand by retail investors for automatic, rapid trade execution has become not only more acute as reflected by the clear success of online trading systems, but is now the basic expectation of investors who are accustomed to real-time quotation and execution.

In today's trading environment, new information is reflected in market prices almost instantaneously as professionals trading in significant volume are able to both access and act on information immediately. This ability did not exist to the same extent at the time of *Lazard*, when the Internet was at its inception and electronic markets were only beginning to emerge.

For the same reasons, we believe that the 10-day averaging period is not as favorable to retail investors as that incorporated in the Pricing Mechanism or the McDonald's Pricing Mechanism. While no particular logic attaches to a 10-day time frame, as compared to any other, the underlying policy favoring a longer pricing period is – in principle – that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A

23, 2005) (permitting BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism – a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using "point in time" pricing, and should thus benefit investors as a whole.

As with the McDonald's Pricing Mechanism, the Pricing Mechanism enables investors to consider whether to accept or reject an exchange or tender offer based on a fixed dollar value of Spinco Common Stock receivable per dollar of Weyerhaeuser Shares tendered (subject to the limit on the exchange ratio described above). While tendering holders will not know prior to expiration of the offer the precise number or dollar value of Spinco Common Stock they will receive per share of Weyerhaeuser Shares tendered (unless the limit is triggered), as they would in a formula-based offer using "day 18" pricing, they will know the relative value relationship of the two stocks intended to be provided in the exchange. The Pricing Mechanism also offers significant advantages to investors in that it:

- minimizes the potential for pricing disparities between the announced ratio and the final ratio in offers using fixed and formula-based exchange ratios;
- is simple to understand, since it focuses on the relative value relationship between two stocks (the central consideration for investors);
- relies on more current information about the value of the stocks in question, since it uses a shorter averaging period, while at the same time incorporating protections against manipulation;
- incorporates communication methods to allow investors to access relevant and up-to-date pricing-related information; and
- incorporates procedures to permit investors to make last-minute tenders and withdrawals during a period that is consistent with, and in some cases better than, the comparable timeframes addressed by the Staff and, if the limit on the exchange ratio is in effect, gives investors two additional trading days during which they may evaluate the Exchange Offer and tender or withdraw their shares.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer. While they arose in a employee compensation context, the issuer tender offers conducted by

Comcast and Microsoft, among others,[8] demonstrate that tens of thousands of individual investors – some with no remaining connection to the issuer – were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer. It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing. We also note that the McDonald's-Chipotle Exchange Offer was approximately 14-times oversubscribed (18,628,187 shares accepted for exchange out of 262,183,800 shares validly tendered).

Recent initiatives confirm the Commission's recognition of the significant degree to which technological advances facilitate rapid dissemination of information and widespread access of investors to information via electronic means.[9] We believe that the Pricing Mechanism is entirely consistent with the initiatives of the Commission and its Staff to adapt the Commission's rules to facilitate – and encourage – capital transactions in the U.S. public market in which the protections of the federal securities laws apply.

The Pricing Mechanism is also consistent with the relief granted in *Lazard* and its progeny in all other material respects: (i) the value relationship between the securities involved is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value receivable on tender of their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) Weyerhaeuser will issue a press release announcing the final exchange ratio promptly following the close of trading on the expiration date and will file an amendment to its Schedule TO setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors time for last-minute tenders and withdrawals; and (iv) holders of Weyerhaeuser Shares will be provided with a toll-free number for Weyerhaeuser's information agent and a freely-accessible website with trading information relevant to pricing, including indicative exchange ratios, enabling holders to predict whether the final exchange ratio will make participation in the offer economically beneficial for them.

C. <u>Other Precedents</u>

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[8] *See, e g., Comcast Corp.* (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were "out-of-the-money," to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); *Microsoft Corp.* (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were "out-of-the-money").

[9] *See, e.g.*, SEC Rel. Nos. 33-8732; 34-54302; IC-27444 (Aug. 11, 2006) (Executive Compensation and Related Person Disclosure) (permitting expanded use of Internet to make certain governance-related disclosures); SEC Rel. Nos. 33-8591; 34-52056; IC 26993; FR-75 (July 19, 2005) (Securities Offering Reform); SEC Rel. Nos. 34-52926; IC-27182 (Dec. 8, 2005) (Internet Availability of Proxy Materials (Proposing Release)); SEC Rel. No. 24-4875 (Nov. 4, 2003) (approving changes to listing standards to incorporate Internet-based disclosure requirements).

The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that the Pricing Mechanism is consistent with the Staff's position on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction offers, the Exchange Offer will (i) provide for pro rata acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.[10] Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of "day 18" pricing constructs.[11]

As noted above, Weyerhaeuser has not incorporated a minimum exchange ratio because it believes that it would result in a windfall to investors. Indeed, incorporating a minimum exchange ratio in the Pricing Mechanism does not correlate to the low end of the range specified in a Dutch auction, where the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.

D. Differences from the McDonald's Pricing Mechanism and the McDonald's-Chipotle Exchange Offer

As discussed above, the trading data to be used to set the value of Spinco Common Stock will be the trading data for the Domtar Shares. Using a proxy for the anticipated trading prices for the Spinco Common Stock is a key difference from the McDonald's Pricing Mechanism, but it should not be a significant difference to investors as they would view one share of Spinco Common Stock as economically equivalent to one Domtar Share due to the Spinco Contribution Formula.

Another difference with respect to the McDonald's-Chipotle Exchange Offer is that, as discussed above, the exchange ratio of the Exchange Offer is based on a three-day averaging period, while the McDonald's Pricing Mechanism was based on a two-day averaging period.

IV. REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of Weyerhaeuser that the Staff confirms that it will not recommend that the Commission

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[10] SEC Rel. No. 33-6653 (1979).

[11] *See Lazard Freres & Co.* (avail. Aug. 11, 1995)

take enforcement action pursuant to Rules 13e-4(d)(1); 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act if Weyerhaeuser conducts the Exchange Offer as described in this letter. We note that the relief sought is consistent with the position previously taken by the Staff with respect to the McDonald's-Chipotle Exchange Offer and, to the extent that the Exchange Offer differs from the McDonald's-Chipotle Exchange Offer, such differences do not affect the adequate dissemination of pricing-related information or Weyerhaeuser Shareholders' ability to make informed investment decisions with respect to whether or not to accept the Exchange Offer.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or comments with respect to this matter, please call me at (212) 474-1293.

Sincerely,



Richard Hall

Brian V. Breheny, Esq.
Pamela Carmody, Esq.
Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

BY U.S. MAIL AND EMAIL

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